SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 3

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MGM MIRAGE

(Name of Subject Company (Issuer))

Dubai World

Infinity World (Cayman) L.P.

Infinity World Investments LLC

(Names of Filing Persons) (Offerors)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

552953101

(CUSIP Number of Class of Securities)

Abdul Wahid A. Rahim Al Ulama

Dubai World

Emirates Towers, Level 47

Sheikh Zayed Road

Dubai, United Arab Emirates

Telephone: +971 4 3903800

Copy to:

Martin L. Edelman, Esq.

Paul, Hastings, Janofsky & Walker LLP

Park Avenue Tower

75 E. 55th Street

New York, NY 10022

Telephone: (212) 318-6500

(Name, Address, and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction valuation*	Amount of Filing Fee**
$1,192,800,000	$36,618.96

*	For purposes of the filing fee only. Assumes the purchase of 14,200,000 shares at a purchase price of eighty-four dollars ($84.00) per share in cash.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, was previously paid with the original filing on Schedule TO.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $36,618.96	Filing Party: Dubai World
Form or Registration No: Schedule TO	Date Filed: August 24, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4,
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement filed under cover of Schedule TO with the Securities and Exchange Commission (“SEC”) on August 24, 2007, as amended by Amendment No. 1 to the Tender Offer Statement filed on August 28, 2007 with the SEC and Amendment No. 2 to the Tender Offer Statement filed on September 25, 2007 with the SEC (collectively, the “Schedule TO”) by Dubai World, a Dubai, United Arab Emirates government decree entity. The Schedule TO relates to the offer by Infinity World Investments LLC (“Infinity World”) to purchase up to 14,200,000 shares of common stock, par value $.01 per share, of MGM MIRAGE (“Shares”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 27, 2007 and the related Letter of Transmittal (the “Offer”).

Attached as Exhibit (a)(1)(M) hereto is Supplement No. 2 to the Offer to Purchase (“Supplement No. 2”) that Infinity World is disseminating to stockholders of MGM MIRAGE to supplement the information contained in its Offer to Purchase dated August 27, 2007, as supplemented by the Supplement to Offer to Purchase dated August 27, 2007.

Item 1. Summary Term Sheet.

The information contained in the Section of Supplement No. 2 entitled “Amendments and Updates to Summary Term Sheet” amends and supplements the disclosures in Item 1 of the Schedule TO.

Item 2. Subject Company Information.

(c) The information contained in the Sections of Supplement No. 2 entitled “Amendments and Updates to Summary Term Sheet” and “Price for Shares” amends and supplements the disclosures in paragraph (c) of Item 2 of the Schedule TO.

Item 3. Identity and Background of Filing Person.

(a)-(c) The information contained in the Section of Supplement No. 2 entitled “Initial Structure of Share Acquisitions” amends and supplements the disclosures in paragraphs (a)-(c) of Item 3 of the Schedule TO.

Item 4. Terms of the Transaction.

The information contained in the Sections of Supplement No. 2 entitled “Amendments and Updates to Summary Term Sheet,” “Extension of Expiration Date,” “Current Plans Relating to Acquisition of Additional Shares,” and “Registration Rights Relating to Shares” amends and supplements the disclosures in Item 4 of the Schedule TO.

Item 5. Past Contacts, Transactions and Plans or Proposals.

(b) The information contained in the Sections of Supplement No. 2 entitled “Initial Structure of Share Acquisitions” and “Registration Rights Relating to Shares” amends and supplements the disclosures in paragraph (b) of Item 5 of the Schedule TO.

Items 6. Purposes of the Transaction and Plans or Proposals.

(c)(2)-(c)(5)

The information contained in the Sections of Supplement No. 2 entitled “Current Plans Relating to Acquisition of Additional Shares” and “Registration Rights Relating to Shares” amends and supplements the disclosures in paragraphs (c)(2) – (c)(5) of Item 6 of the Schedule TO.

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b) and (d) The information contained in the Sections of Supplement No. 2 entitled “Amendments and Updates to Summary Term Sheet” and “Margin Finance Facility” amends and supplements the disclosures in paragraphs (a), (b) and (d) of Item 7 of the Schedule TO.

Item 10. Financial Statements.

The information contained in the Section of Supplement No. 2 entitled “Financial Information for Dubai World” amends and restates the disclosure in Item 10 of the Schedule TO.

Item 11. Additional Information.

(b)	All the information set forth in Supplement No. 2.

Item 12 Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by the addition of Exhibits (a)(1)(M) and (d)(4) and, as so amended, is restated as follows:

(a)(1)(A)	Offer to Purchase, dated August 27, 2007*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(1)(G)	Press Release issued August 22, 2007*

(a)(1)(H)	Summary Advertisement*

(a)(1)(I)	Supplement to Offer to Purchase*

(a)(1)(J)	Press Release dated August 27, 2007*

(a)(1)(K)	Summary Advertisement*

(a)(1)(L)	Press Release dated September 25, 2007*

(a)(1)(M)	Supplement No. 2 to Offer to Purchase

(d)(1)	Company Stock Purchase and Support Agreement, dated August 21, 2007, by and between MGM MIRAGE and Infinity World Investments LLC*

(d)(2)	Stockholder Support Agreement, dated August 21, 2007, by and between Tracinda Corporation and Infinity World Investments LLC*

(d)(3)	Limited Liability Company Agreement, dated August 21, 2007, by and between Mirage Resorts, Incorporated and Dubai World*

(d)(4)	Letter agreement dated as of August 24, 2007, by and among Dubai World, Credit Suisse International, Deutsche Bank AG, London Branch, and The Royal Bank of Scotland plc regarding the margin finance facility**

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed
**	Portions have been omitted pursuant to a request for confidential treatment

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2007

DUBAI WORLD, a Dubai, United Arab Emirates government decree entity

By:	/s/ Abdul Wahid A. Rahim Al Ulama
Name: Abdul Wahid A. Rahim Al Ulama
Title: Group Chief Legal Officer

INFINITY WORLD (CAYMAN) L.P., a Cayman Islands limited partnership By: Infinity World (Cayman) Holding Its: General Partner

By:	/s/ Chris O’Donnell
Name: Chris O’Donnell
Title: Secretary

INFINITY WORLD INVESTMENTS LLC, a Nevada limited liability company

By:	/s/ Chris O’Donnell
Name: Chris O’Donnell
Title: Secretary

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Exhibit Index

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated August 27, 2007*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(1)(G)	Press Release issued August 22, 2007*

(a)(1)(H)	Summary Advertisement*

(a)(1)(I)	Supplement to Offer to Purchase*

(a)(1)(J)	Press Release dated August 27, 2007*

(a)(1)(K)	Summary Advertisement*

(a)(1)(L)	Press Release dated September 25, 2007*

(a)(1)(M)	Supplement No. 2 to Offer to Purchase

(d)(1)	Company Stock Purchase and Support Agreement, dated August 21, 2007, by and between MGM MIRAGE and Infinity World Investments LLC*

(d)(2)	Stockholder Support Agreement, dated August 21, 2007, by and between Tracinda Corporation and Infinity World Investments LLC*

(d)(3)	Limited Liability Company Agreement, dated August 21, 2007, by and between Mirage Resorts, Incorporated and Dubai World*

(d)(4)	Letter agreement dated as of August 24, 2007, by and among Dubai World, Credit Suisse International, Deutsche Bank AG, London Branch, and The Royal Bank of Scotland plc regarding the margin finance facility**

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed
**	Portions have been omitted pursuant to a request for confidential treatment

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